UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Innovative Technology Solutions for Sustainability ABENGOA Manuel Sanchez Chief Executive Officer Abengoa 3.0 Barbara Zubiria September 3 & 4, 2014 EVP Capital Markets & IR London & New York

Agenda 1 Strategy & Corporate Update 2 Our Business Model: Next Steps 3 Unlocking Value at Abengoa 2

Agenda 1 Strategy & Corporate Update 2 Our Business Model: Next Steps 3 Unlocking Value at Abengoa 3

ABENGOA

Going Forward

Solid delivery on all our Commitments

ABENGOA

Through 2013…

- ✓ Sale of Befesa
- ✓ Resilient E&C business: >7 B€ Backlog, providing great Revenue and WC visibility
- ✓ Repay 200 M€ of syndicated loan
  - → 207 M€
- ✓ Strong liquidity position
- ✓ Reinforced financial discipline
- ✓ Improve biofuels performance from lowest ever
- ✓ Solana in operation
- ✓ Additional Equity recycling for ~560 M€
- ✓ 2013/2014 Capex Reduction
- ✚ 517 M€ US equity offering

YTD

- ✓ Mojave & Hugoton in operation
- ✓ Repay 200 M€ of syndicated loan in July
- ✓ Refinance most of 2014 remaining FSF maturities with ordinary bonds
- ✓ Equity recycling for ~765 M€ with an additional debt reduction of ~1,000 M€
  - → **Creation of ABY with +800 MUSD of recycling**
- ✚ Refinance remaining FSF tranche and secured funds to pay additional corp. debt maturities

In 6 months

- ✓ Positive Corp. FCF in 2014
- ✓ +500 M€ of additional annualized EBITDAe from new concessions projects by 2015 (pre equity recycling/asset rotations)
  - → **+180 M€ already in operation on schedule**
- STOP 176 M€ EBITDAe reduction in 2014 from rotations (334 M€ annualized impact)
  - → **EBITDA retention through consolidation of ABY's stake**
- › Equity recycling/asset rotation for ~165 M€
  - → **New targets announced**

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Our Value Chain Integrating technology and business development in our value chain Business Operation & R&D+Technology E&C Development Maintenance Commercial Stage Contract Secured COD ABENGOA YIELD LT Equity Partner Disruptive R&D Find new Basic and detailed Excellent operation opportunities engineering Target 1: cost Preventive reduction Customer education Construction maintenance Target 2: efficiency Pre-engineering Commissioning Maximize cash flow increase generation Proposal preparation Long term financing Pilot and demo plants Initial development Performance stage guarantees Our fully integrated value chain allows us to develop and maintain significant competitive advantages and deliver premium returns 5

Model A unique business model that allows for superior returns Tech. & Business E&C O&M Development 870 People working in R&D +70 Years of experience +40 B Contracted b Revenues of infrastructures 269 Patent applications +17 Bb successfully built over the last 5 years Assets Fully De-risked >700 People working in Business Development 7.7 B E&C Backlog at Abengoa Yield as our b preferred buyer June 14 Pipeline of 165 Bb opportunities Vertical Integration With Equity recycling our technology and component manufacturing plants O&M margin + E&C margins dividends + Capital Gains  6 Abengoa’s Business

Technology Update Continued development of our technology to secure growth Solar Technology CSP: Improved thermal efficiency through supercritical cycles (steam or CO2)CSP: Increased thermal storage with new materials with better heat capacity PV: Thin film panels, a new generation material with increased efficiency and lower costs/output Smart Solar Plant (SSP): CSP + PV + Electrical and Thermal Storage 9 Optimal management of energy supply, fostering grid stability 9 Fastest response in energy delivery Water Technology Started manufacturing process for Micronet Porous Fibers (MPF) modules Pilot project of water reuse with aquifer injection for indirect potabilization of waste water (Texas AM university) Bioenergy Improving Abengoa's enzymatic cocktail, lowering its ethanol cost contribution through an achieved enzyme dose reduction of 30% Developing pre-treatment processes to produce sugars from diversified biomass sources: agricultural residues, forest biomass, municipal solid waste Hydrogen Reformed H2: improving catalytic process to obtain H2 from ethanol Renewable Hydrolisis: applying renewable energy to produce H2 from water 7

Flawless E&C Capabilities

ABENGOA

A "Glocal" set of engineering and sourcing capabilities to foster growth



6 Engineering Centres
In strategically located countries

+550 People
Working in our Engineering Centres

Engineering centers in: USA, Mexico, Chile, India, Poland, and Spain

Discipline

- Spotless project pre-design
- Montecarlo method
- 360º contract assessment
- Prudent financial modelling

Global Sourcing

- Cost reduction through global supply chain
- Reduced dependency on a single provider
- Scale benefits

Local Presence

- Better market penetration with improved view
- Perceived as "local" competitor
- Diversifies know-how

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ABENGOA
Flawless E&C Capabilities

Excellent execution track-record, always on time and on budget

Power Generation

+ 7 GW of installed power in conventional generation plants



Nuevo Pemex (Mexico) Cogeneration
300 MW



Stalowa Wola (Poland)
Combined Cycle
450 MW

Solar

1,700 MW completed and 450 MW under construction in Concentrated Solar Power (CSP)



Solana (USA)
CSP parabolic trough
280 MW



Khi Solar One (South Africa)
CSP Tower
50 MW

Transmission and distribution

+ 45,000 km (+28,000 mi) **of T&D lines**



Brazil
2,500 km



Peru
872 km

Water

+1,300 ML/day (+344 MGal/day) **desalination capacity**



Skikda (Algeria)
100,000 m^3/ay



Qingdao (China)
100,000 m^3/day

Time schedules

Budget

Performance

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E&C value for money Demonstrated ability to grow with lower equity investments Demonstrated ability to increase the improved value generated per euro VSHQWf through 2014 YTD 2014 Equity 4.882 162 Mb investment in concessions 4.024 3.781 2.462 H2 2014e Equity Investment 25% ~177 Mb 21% in concessions 19% 9% 7% FY 2014e Equity in ~339 Mb 2010 2011 2012 2013 2014e concessions E&C Revenues Capex/E&C Revenues % of 2014e E&C Historical reduction of capex while sales invested in 6% - 7% increasing our E&C revenue concessions Proven technology and track record of building & operating assets allowing to minimize future equity contribution and secure growth 10 spent expected to be further

 Flawless E&C Capabilities Vertical integration to assure margins and commitments Power structures Reflectors Design, test and manufacturing of steel structures for transmission lines, substations, thermosolar and PV plants, wind power generation and telecommunication towers Spain Spain USA Manufacturing of mirrors for solar fields Mexico India + SAF & Chile Ancillary Manufacturing Electrical boards & cabinets, power electronics, and control electronics. Motor control centers, relay frames and Spain electronic cards. China 11

Agenda 1 Strategy & Corporate Update 2 Our Business Model: Next Steps Unlocking Value at Abengoa 12

Abengoa Yield Key Advantages Abengoa Yield represents a game-changer in our equity story Market reference for Equity Successful +800 MUSD raised our 3.6 B€ recycling listing concessions portfolio Solidifies our Reducing the cost of Business model Lower cost of business model capital of our strengthening equity reducing its risks business model Platform for a Symbiotic relation – Crystallization Secured LT recurrent equity “natural” buyer of equity value partner recycling cycle Abengoa assets “Taking the “… YieldCo listing as Yieldco vehicle “Yieldco listing… a positive for ABG… to the next level” a turning point” …loweringWACC…” “Blue -sky “.... YieldCo has becomes the potential to reality” “Yield adds lots become a game to the appeal” changer…” 13

 The Impact of ABY on our Business Model Abengoa Yield opens up a new scenario for Abengoa ABENGOA Before Going Forward YIELD High cost of capital forces Abengoa to sell Ability to hold equity investments given equity investments in short term Abengoa Yield has lowest cost of capital Similar cost of capital than other Lower cost of capital than most competitors E&C’s and higher than utilities and IPP’s Abengoa can grow in projects requiring Necessity to grow solely via turn-key equity projects, due to capital restrictions Easier to value for financial markets thanks Complex and difficult to value for financial to Abengoa Yield’s market markets We needed a LT equity partner We need a ST equity partner Higher returns needed to bear exit risk Abengoa Yield is our LT equity Need for higher cost bridge financing Reduced cost of financing Limited growth prospects for Abengoa Maximized growth for ABY and ABG secured 14

 Concentrating Returns on Abengoa Secured equity exit allows for additional return improvement Significant value uplift to be achieved by Abengoa if business cycle is accelerated Construction Lower IRR Reduced Additional starts earlier required by cost of thanks to returns for new ST equity bridge faster access Abengoa partners financing to capital 15

 Our Roadmap for More Growth Accelerating our business cycle will unlock more value Getting faster from step 1 to 3 will allow us to earlier obtain Transition to an Asset-Light Model Capture Growth with Reduced Risk Technology & BD E&C Competitive Source for Bidding More cash flow per Euro invested Higher returns O&M 16

 New Business Structure An integrated business model that allows for maximized returns Abengoa Equity Corporate Structure = Equity Recycling + E&C Margin Dividends ABENGOA Equity Capital Markets ABENGOA ABENGOA Greenfield Yield Seed funding: R&D Bus. Dev. E&C O&M Debt Equity Bridge N/R Debt in Process Equity / Debt Bridge LT Equity E&C Margin Technology Margin O&M Margin Projects Long-Term N/R Debt 17

The Abengoa Greenfield Concept A vehicle to secure external funds to co-invest in greenfield project Diverse funding mix to develop Allows Abengoa to do more E&C new awarded projects projects Decreases Abengoa equity tied Increasing return of equity up in greenfield projects investment Accelerates timing of project Projects available earlier for completion Abengoa Yield Greenfield enhances the cash generation at corporate level, available for: Debt Continued Dividends Repayment Growth 18

From Abengoa 1.0 to Abengoa 3.0 Now a new scenario opens up for $EHQJRDf From Abengoa equity partners w/ revolving options Higher return due to lower risk and clear exit Ability to hold equity investments given Abengoa Yield has lowest cost of capital 2010 Ability to continue investing in concessions increases growth potential fto Abengoa 3.0 Corporate Structure Easier valuation for financial markets with $ Abengoa Yield as the most competitive ABENGOA ABENGOA buyer with own need to deliver growth Greenfield Yield R&D Bus. Dev. E&C O&M 2015 to capture growth with lower risk and lower equity 19

A Clear Path Going Forward Key Strategic Priorities for the Following Years Jan. Jun. 2015 2016 Balance Sheet Financial Expense Sustainable Cash Optimization Reduction Flow Generation Reduction of Corporate Reduce Levels of Gross Debt and Identify, Develop and Build Leverage Cash New Projects Reduction of Corp. CAPEX Reduction of Negative Working Ensure Viability of Financing Capital and Related Cost Model of the Concession Investments through Positive FCF in 2014 Abengoa Greenfield Significant Reduction of Financial Costs Recurrent Equity Recycling Systematic Equity Recycling Vehicle through Abengoa Yield (ABG ABY) Material EPS Improvement Improving Credit Rating Allowing to Unlock Further Value and Re-rating Abengoa 20

Agenda 3 Unlocking Value at Abengoa 21

Reduction of Financial Costs Significant room to reduce financial costs by pro-active BS management 1 2 3 Expected reduction of Outstanding bonds not Reduction of short Gross Debt&Cash at market price term Working Capital Debt Earmarked for Repayment ABG Credit Curve Abengoa Equity 7,0% 6,0% 186 5,0% 317 4,0% Equity Bridge 300 3,0% 100 ABENGOA 2,0% 200 192 Greenfield 1,0% N/R Debt in Process 2014 E 2015 E 0,0% EUR Bonds USD Bonds Syndicated Loan Convertible Bond 1 yr 2 yr 3 yr 4 yr 5 yr 6 yr 7 yr Other Debt HY Bond 1 Significant cash in balance sheet earmarked for repayment of outstanding debt 2 Although cost of funding has decreased, only last issuance reflects Abengoa’s real capital markets cost of debt 3 Abengoa Greenfield enables replacing short term working capital financing for long term financing 22

Long-term Recurrent Equity Recycling Attractive yields of visibility on drop-down cycleABG’s assets EBV in Abengoa as of 30/06/14 Fully Invested EBV Total: ~2.3 B€ 1 Total: ~3.0 B€ 1 31% 31% ~740 M€ Pending Equity Capex 55% 61% 4% 8% 4% 6% Average IRR of 12% Potential to drop assets > 1.0x P/BV Implied Dividend Yield of ABY of 5% Accretive acquisitions for ABY 1EBV adjusted to value of € 193m value of ABCH preferred share liability 23

ABENGOA
Sustainable Cash Flow Generation

Increasing discretionary cash generated at the corporate level

	FY 2013	FY 2014E
• Corporate EBITDA	821[1]	~900 M€
• Cash Financial Income / Expenses & Taxes Paid	(479)	~(450) M€
• Dividends from ABY	0	~10 M€
Funds From Operations	**342**	**~400-500 M€**
• Change in Working Capital & Others	**59**	**Flat**
Corp. Cash Flow From Operations	**401 M€**	**~400-500 M€**
• Corp. Capex (Incl. R&D & Maintenance Capex)	(158)	~(100-150) M€
• Equity Invested in Concessions	(571)	~(300-350) M€
• Equity Recycled from concessions	390	~600 M€
Net Corporate Capex	**(339)**	**~100-200 M€**
Corporate Free Cash Flow	**62 M€**	**~600 M€**

x10

[1]Net of non-monetary adjustments

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2015 Targets Strong focus on financial discipline while accelerating growth delivery Net investment in Corporate Free Corporate concessions1 Cash Flow Leverage 150-200 M€ > 250 M€ < 2.0x 2014 Net Income 2015 Net Income Improvement Improvement ~25-30% ~40-60% 25 1Net investment in concessions = + equity investment in concessions – equity recycling

. Main Takeaways Abengoa 3.0, a symbiotic relationship to foster additional growth ABENGOA ABENGOA ABENGOA YIELD GREENFIELD 1 A Simpler, Capital- Light Structure 2 Accelerating Growth A business model poised to deliver a 3 significant value Optimized Cash Cycle upsize 4 Improved Returns 26

ABENGOA

Abengoa Currently Undervalued

Figures as of June 30, 2014

Sum of the parts method

	Multiple	'14e EBITDA
Corporate Business Metrics	~8.0x	~900 M€
Corporate EV		~7,200 M€
Corp. Net Debt 2014e		~(1,800) M€
Corp. Minorities (H1 2014)		~(100) M€
Corporate Business Equity Value		**5,300 M€**
Concessions Equity BV[1] (excl. ABY)		~2,300 M€
64% Market Cap Abengoa Yield		~1,600 M€
Total Equity Value		**9,200 M€**
Current Market Cap		~3,800 M€
Upside Potential[2]		**~140%**

Subtractive method

	Current Market Cap	~3,800 M€
+	Corporate Net Debt 2014E	~1,800 M€
−	Concessions Equity BV (excl. ABY)	~2,300 M€
−	64% Market Cap Abengoa Yield	~1,600 M€
+	J14 Corporate Minorities	~100 M€
=	Implied Corporate EV	~1,800 M€
	'14e EBITDA	~900 M€
	Corporate Business Implied Multiple	**2.0x**

Current Abengoa's market valuation represents an opportunity for investment upside

[1]EBV adjusted to value of €193m value of ABCH preferred share liability
[2]Analysis excludes EBITDA from NR biofuels business for simplification

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Innovative Technology Solutions for Sustainability ABENGOA Thank you September 3 & 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 3, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary

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